N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of April 30th 2017
Fund	Name of Person	Ownership % of Series

As of November 1st 2016
Fund	Name of Person	Ownership % of Series
Columbia Strategic Income Fund	American Enterprise Investment Services	32.27%